Exhibit 22.1

Guarantor Subsidiaries of Keurig Dr Pepper Inc.
As of March 31, 2020

The following subsidiaries of Keurig Dr Pepper Inc. (the "Company") were guarantors of the Company's senior unsecured notes as of March 31, 2020:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	234DP Aviation, LLC	Delaware
2	A&W Concentrate Company	Delaware
3	Bai Brands LLC	New Jersey
4	Beverages Delaware Inc.	Delaware
5	DP Beverages Inc.	Delaware
6	DPS Americas Beverages, LLC	Delaware
7	DPS Beverages, Inc.	Delaware
8	DPS Holdings Inc.	Delaware
9	Dr Pepper/Seven Up Beverage Sales Company	Texas
10	Dr Pepper/Seven Up Manufacturing Company	Delaware
11	Dr Pepper/Seven Up, Inc.	Delaware
12	Mott's Delaware LLC	Delaware
13	Mott's LLP	Delaware
14	Nantucket Allserve, LLC	Delaware
15	Snapple Beverage Corp.	Delaware
16	Splash Transport, Inc.	Delaware
17	The American Bottling Company	Delaware